SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 27, 2010

1 – DATE AND TIME: December 27, 2010, at 10:30 a.m. 2 – PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810-000, Municipality of Camaçari, State of Bahia. 3 – CALL NOTICE: 3.1. The Call Notice was published, pursuant to article 124 of Law No. 6,404/76 (Corporation Law – “LSA”), in the Official Gazette of the State of Bahia on the December 10, 11, 12 and 14, 2010 editions and in the newspaper “A Tarde” on the December 10, 13 and 14, 2010 editions; and it was also widely disclosed according to the Brazilian Securities Commission (“CVM”) Rulings Nos. 02/78 and 207/94, in the newspaper “Valor Econômico” on the December 10, 11, 12, 13 and 14, 2010 editions; 3.2. All documents required by the LSA and CVM Ruling No. 481/09 in relation to the matters to be resolved at this Extraordinary General Meeting have been made available to the Company’s shareholders upon disclosure, in the CVM IPE System, of the respective Call Notice on December 9, 2010. 4. ATTENDANCE: Shareholders representing more than ninety-seven point fourteen percent (97.14%) of the Company’s common shares, in addition to forty-four point thirty-three percent (44.33%) of the Company’s preferred shares, as per the signatures contained in the Shareholders’ Attendance Book, thus making up the legal quorum necessary for approval of the matters set out in the agenda. The meeting was also attended by Mrs. Paula Rosa de Souza Bernardi, representative of Banco Bradesco BBI S.A. (“Bradesco BBI”), a financial institution established in the City of São Paulo, State of São Paulo, at Av. Paulista nº 1.450, 8º andar, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 06.271.464/0073-93; Mr. Israel Brasil, representative of PricewaterhouseCoopers Auditores Independentes (“pwc”), a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, n° 1.400, from the 7th to the 11th, and from the 13th to the 20th floors, Torre Torino; and Mr. Antomar de Oliveira Rios, representative of KPMG Auditores Independentes (“KPMG”), a civil company established in the City of São Paulo/SP, secondarily registered with the Regional Accounting Council of the State of Bahia under No. CRC 2SP014428/O-6-S-BA and in the CNPJ/MF under No. 57.755.217/0001-29. Mr. Manoel Mota Fonseca, representative of the Company’s Fiscal Council, was also present, in compliance with article 164 of the LSA. 5 – PRESIDING BOARD: Rafael Padilha Calabria – Chairman, Lilian Porto Bruno – Secretary, were chosen pursuant to Article 17 of the Bylaws. 6 – AGENDA:

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 27, 2010

The attending shareholders unanimously waived reading of the agenda. 7 – FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in an Opinion issued on December 9, 2010, expressed itself favorably to the approval of the proposal of merger, into the Company, of the shares of its controlled company Quattor Petroquímica S/A, a publicly-held joint-stock company with headquarters at Rua Joaquim Floriano, 960, 14º andar, in the City of São Paulo, State of São Paulo, enrolled in the CNPJ/MF under No. 04.705.090/0001-77 (“Quattor Petroquímica”), and to the corresponding increase in the Company’s capital, as well as to the approval of the respective Protocol and Justification and the documents that substantiated this corporate transaction. 8. RESOLUTIONS: The matters contained in the Agenda were put to discussion and vote, and the resolutions below were unanimously approved by the attendees, without any provisos or qualifications: 8.1.) to authorize the drawing-up of the minutes of this Meeting in summary form, as well as their publication omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of the LSA; 8.2. to ratify and approve the appointment and contracting, previously performed by the Company’s administration: (a) of Bradesco BBI, identified above, represented at this Meeting by Mrs. Paula Rosa de Souza Bernardi, who volunteered to clarify any doubts of the attending shareholders, as such company carried out the economic and financial appraisal of the Company and of Quattor Petroquímica, which substantiated the definition of the replacement ratio applicable to the merger of shares of Quattor Petroquímica into the Company, (b) of pwc, identified above, represented at this Meeting by Mr. Israel Brasil, who volunteered to clarify any doubts of the attending shareholders, and such company (i) examined and audited Quattor Petroquímica’s financial statements; (ii) appraised Quattor Petroquímica’s equity, on the base date defined for the merger, namely, March 31, 2010 (“Base Date”), with the preparation of the respective appraisal report on Quattor Petroquímica’s book net equity for purposes of making the book entries in the Company, pursuant to article 8 of the LSA; and (iii) appraised Quattor Petroquímica’s net equity, at market prices, on the base date of December 31, 2009, with the preparation of the respective net equity appraisal report on Quattor Petroquímica’s shares, at market prices, for purposes of compliance with the provisions in article 264 of the LSA; and (c) of KPMG, identified above, represented at this Meeting by Mr. Antomar de Oliveira Rios, who volunteered to clarify any doubts of the attending shareholders, and such company (i) examined and audited Braskem’s financial statements; and (ii) appraised Braskem’s net equity, at market prices, on the base date of December 31, 2009, with the preparation

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 27, 2010

of the respective appraisal report on Braskem’s net equity, at market prices, for purposes of compliance with the provisions in article 264 of the LSA; 8.3. to approve, after having examined and discussed, without any provisos, the economic and financial appraisal report of Quattor Petroquímica and the Company, previously prepared by Bradesco BBI, which substantiated the definition of the replacement ratio of the shares of Quattor Petroquímica by the Company’s shares, as set forth in the Protocol and Justification, which was initialed by the Presiding Board members and will be filed at the Company’s principal place of business, the copies of which, after initialed by the Secretary, are made an integral part hereof as Exhibit 1 (“Bradesco BBI Report”); 8.4. to approve, after having examined and discussed, without any provisos, the book net equity appraisal report on Quattor Petroquímica’s shares, previously prepared by pwc, based on Quattor Petroquímica’s financial statements issued on the Base Date, which was initialed by the Presiding Board members and will be filed at the Company’s headquarters, the copies of which, after initialed by the Secretary, are made an integral part hereof as Exhibit 2 (“Quattor Petroquímica’s Equity Report”). Quattor Petroquímica’s Equity Report indicated that the shares of Quattor Petroquímica were appraised, on the Base Date, by their book value, at seven hundred and thirty million, seven hundred and fifty-one thousand, six hundred and nine Reais and eighty-two centavos (R$ 730,751,609.82) or three Reais, twenty-two centavos and a fraction (R$ 3.2235) per share; 8.5. to approve, after having examined and discussed, without any provisos, the appraisal report of Quattor Petroquímica’s net equity, at market prices, previously prepared by pwc based on Quattor Petroquímica’s financial statements issued on December 31, 2009, which was initialed by the Presiding Board’s members and will be filed at the Company’s principal place of business, the copies of which, after initialed by the Secretary, are made an integral part hereof as Exhibit 3 (“Quattor Petroquímica’s Market Price Net Equity Report”); 8.6. to approve, after having examined and discussed, without any provisos, the appraisal report on Braskem’s net equity, at market prices, previously prepared by KPMG based on Braskem’s financial statements issued on December 31, 2009, which was initialed by the Presiding Board’s members and will be filed at the Company’s headquarters, the copies of which, after initialed by the Secretary, are made an integral part hereof as Exhibit 4 (“Braskem’s Market Price Net Equity Report”); 8.7. after reviewed, to approve the terms and conditions of the “Protocol and Justification of Merger of Shares Issued by Quattor Petroquímica S.A. into Braskem S.A. (“Protocol and Justification”), as well as the exhibits thereto, signed by the Company’s and Quattor

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 27, 2010

Petroquímica’s administrations on December 7, 2010, setting forth the purpose, grounds and other conditions related to the merger of shares of Quattor Petroquímica into the Company. The shareholders present have identified the need for a small adjustment in the amount of class “A” preferred shares to be issued by Braskem as a result of the merger of shares of Quattor Petroquímica, as well as in the amount of the subsequent increase in its capital, due to the fact that the shares issued by Quattor Petroquímica and held by the members of its Board of Directors have been mistakenly taken into account in the calculation of the number of Braskem’s shares to be issued, in replacement of the shares object of the merger of shares. Due to the aforementioned adjustment also approved in the General Shareholders’ Meeting of Quattor Petroquímica, three hundred and ninety-eight thousand, one hundred and seventy-five (398,175) class “A” preferred shares of Braskem shall be issued, and not three hundred and ninety-eight thousand, one hundred and seventy-six (398,176), and the resulting increase in the Company’s share capital shall be of four million, two hundred and seventy thousand, two hundred and fifty-four Reais and twenty-six centavos (R$ 4,270,254.26), and not of four million, two hundred and seventy thousand, two hundred and seventy-three Reais and sixty centavos (R$ 4,270,273.60), as mentioned in item 5.1 of the Protocol and Justification. The Protocol and Justification has been initialed by the Presiding Board members and shall be filed at the Company’s principal place of business, the copy of which, after initialed by the Secretary, is made an integral part hereof as Exhibit 5; 8.8. to approve the merger of shares of Quattor Petroquímica into the Company, with Quattor Petroquímica becoming a wholly-owned subsidiary of the Company, pursuant to article 252 of the LSA, under the terms and conditions set forth in the Protocol and Justification approved in item 8.7 above, which set forth the replacement ratio of 0.300571316385725 class “A” preferred share issued by the Company for each common or preferred share issued by Quattor Petroquímica (“Replacement Ratio”), which is based on an economic and financial appraisal of the Company and Quattor Petroquímica prepared by a specialized and independent appraiser. The Replacement Ratio set forth based on the net equities of the Company and Quattor Petroquímica, at market prices, as set forth in article 264 of the LSA, is of 0.139180549324057 class “A” preferred share issued by the Company for each one (1) common or preferred share issued by Quattor Petroquímica, therefore less advantageous to the shareholders of Quattor Petroquímica than the Replacement Ratio approved herein; 8.9. to approve, as a result of the merger of shares and pursuant to the resolution contained in item 8.7 above, the issue of three hundred and ninety-eight

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 27, 2010

thousand, one hundred and seventy-five (398,175) new class “A” preferred shares of the Company, in the total amount of four million, two hundred and seventy thousand, two hundred and fifty-four Reais and twenty-six centavos (R$ 4,270,254.26), pursuant to the Quattor Petroquímica’s Equity Report, all without par value, at the price of ten Reais, seventy-two centavos and a fraction (R$ 10.724576246202) per share, of which four million, two hundred and seventy thousand, two hundred and fifty-four Reais and twenty-six centavos (R$ 4,270,254.26) are intended for the increase in the Company’s share capital, which shall go from eight billion, thirty-eight million, nine hundred and fifty-one thousand, eight hundred and twenty-six Reais and twenty-four centavos (R$ 8,038,951,826.24) to eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50). The new class “A” preferred shares of the Company issued as a result of the merger of shares shall grant their holders the same rights granted by the other outstanding class “A” preferred shares. Due to the approved capital increase and the issue of new class “A” preferred shares, the main section of article 4 of the Company’s Bylaws has been amended, and shall hereafter be in force with the following wording: “Article 4 – The Share Capital is of eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into eight hundred and one million, six hundred and sixty-five thousand, six hundred and seventeen (801,665,617) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand and sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four hundred and two thousand, seven hundred and thirty-six (349,402,736) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.”; 8.10. to document that the class “A” preferred shares of the Company now issued are hereby (i) fully subscribed by the minority shareholders of Quattor Petroquímica, who receive new class “A” preferred shares of the Company; (ii) paid up with the transfer of all shares issued by Quattor Petroquímica held by such minority shareholders to the Company; and (iii) delivered to the shareholders of Quattor Petroquímica, except for the Company, according to the Replacement Ratio set forth in the Protocol and Justification and approved in this Meeting, pursuant to the share fractions that will be disposed of in stock exchange, the proceeds of which shall inure to the benefit of the shareholders that hold fractions; 8.11. to document that, as a result of the approval of the merger of shares of Quattor Petroquímica into the Company, the shareholders of common and class “B” preferred shares issued by the Company who

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70

NIRE 29300006939
A PUBLICLY-HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON DECEMBER 27, 2010

dissent from this resolution shall have the right to withdraw from the Company, pursuant to article 252 of the LSA, under the terms and conditions to be disclosed in a Notice to the Shareholders. The class “A” preferred shares issued by the Company shall not grant the right to withdraw to their holders as such shares have market liquidity and dilution, under the terms set forth in article 137 of the LSA; 8.12. to authorize the Company’s officers to perform all acts that may be necessary for the formalization of the merger of shares of Quattor Petroquímica hereby approved at the public bodies and third parties in general. 9. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the resolutions to be valid and, by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, December 27, 2010. [Signatures: PRESIDING BOARD: Rafael Padilha Calábria – Chairman; Lilian Porto Bruno – Secretary. SHAREHOLDERS: BRK Investimentos Petroquímicos S/A (by Rafael Padilha Calábria); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria); Petrobrás Química S.A. – Petroquisa (by Paula Porto Pinto Barreto) and Petróleo Brasileiro S.A. – Petrobras (by Paula Porto Pinto Barreto)].

The above matches the original recorded in the proper book.

Lilian Porto Bruno

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.